Exhibit 12.1

($ in thousands)

CHILDTIME LEARNING CENTERS, INC.
COMPUTATION OF EARNINGS TO FIXED CHARGES

	40 Weeks Ended		Fiscal Year Ended

	January 3,	January 4,	March 29,	March 30,	March 31,	April 2,	April 3,
	2003	2002	2002	2001	2000	1999	1998
Earnings:
Income (loss) from continuing operations before taxes	$(12,513)	$(2,434)	$(6,049)	$(505)	$6,768	$8,033	$6,806
Add:
Fixed charges	8,180	5,379	7,031	7,489	5,788	4,781	4,060

Income (loss) as adjusted	$(4,333)	$2,945	$982	$6,984	$12,556	$12,814	$10,866
Fixed Charges:
Portion of rents representative of the interest factor	$6,613	$5,034	$6,573	$6,523	$5,360	$4,469	$3,773
Interest expense	1,567	345	458	966	428	312	287

Fixed charges	$8,180	$5,379	$7,031	$7,489	$5,788	$4,781	$4,060

Ratio of earnings to fixed charges (1)	NM	NM	NM	NM	2.17	2.68	2.68

For the 40 weeks ending January 3, 2003 and January 4, 2002 and the fiscal years ending March 29, 2002 and March 30, 2001 earnings were inadequate to cover fixed charges. Deficiencies of ($12.5), ($2.4), ($0.5), and ($6.1), million existed for the 40 weeks ending January 3, 2003 and January 4, 2002 and the fiscal years ending March 29, 2002 and March 30, 2001, respectively.